EXHIBIT 99.1

Colliers International reports strong results for second quarter

Revenues up 13% (15% in local currency) and solid increase to earnings

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2017	2016	2017	2016

Revenues	$544.2	$482.5	$967.1	$858.6
Adjusted EBITDA (note 1)	59.6	52.8	88.9	75.0
Adjusted EPS (note 2)	0.76	0.63	1.09	0.82

GAAP operating earnings	40.6	37.6	51.5	46.5
GAAP EPS	0.28	0.55	0.28	0.37

TORONTO, Aug. 01, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today reported operating and financial results for its second quarter ended June 30, 2017. All amounts are in US dollars.

Revenues for the second quarter were $544.2 million, a 13% increase (15% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $59.6 million, up 13% (16% in local currency) and adjusted EPS (note 2) was $0.76, a 21% increase versus the prior year quarter. Second quarter adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP operating earnings were $40.6 million, relative to $37.6 million in the prior year period. GAAP EPS was $0.28 per share in the quarter, versus $0.55 per share for the same quarter a year ago, with the current period impacted by a significant increase in the non-controlling interest redemption increment related to the quarterly non-cash balance sheet revaluation of non-controlling interests. Second quarter GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates.

For the six months ended June 30, 2017, revenues were $967.1 million, a 13% increase (14% in local currency) relative to the comparable prior year period, adjusted EBITDA was $88.9 million, up 19% (21% in local currency) and adjusted EPS was $1.09, a 33% increase versus the prior year period. Year-to-date adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP operating earnings were $51.5 million, relative to $46.5 million in the prior year period. GAAP EPS for the six month period was $0.28 per share, compared to $0.37 per share in the prior year period. Year-to-date GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates.

“Colliers generated strong results in the second quarter, with a combination of growth from recent acquisitions and internal growth. Based on results to date and current business pipelines, we remain optimistic about our prospects for the balance of the year,” said Jay S. Hennick, Chairman and CEO of Colliers International. “During the second quarter, we completed the acquisition of Colliers Minneapolis-St. Paul, further strengthening our operations in the US Midwest, and bringing the number of acquisitions completed this year to five. With strong market momentum, a disciplined growth strategy, long-term track record of success and strong balance sheet, we are better positioned than ever to continue capitalizing on growth opportunities and strengthening the Colliers International brand and global platform for the future,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading global real estate services company with 15,000 skilled professionals operating in 68 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 12 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

	Three months ended				Six months ended
(in thousands of US$)	June 30		Growth	Growth	June 30		Growth	Growth
(LC = local currency)	2017	2016	in US$ %	in LC %	2017	2016	in US$ %	in LC %

Outsourcing & Advisory	$197,633	$179,809	10%	13%	$361,198	$339,627	6%	8%
Lease Brokerage	174,379	151,807	15%	16%	311,238	264,692	18%	19%
Sales Brokerage	172,205	150,920	14%	15%	294,623	254,325	16%	16%

Total revenues	$544,217	$482,536	13%	15%	$967,059	$858,644	13%	14%

Consolidated revenues for the second quarter grew 15% on a local currency basis, with robust contributions from each service line. Consolidated internal revenue growth in local currencies was 1% (note 3) affected by a slight decline in lower margin Outsourcing & Advisory activity in the EMEA region relative to strong comparatives in the prior year period. Excluding this difference, consolidated internal revenue growth in local currencies was 3%.

For the six months ended June 30, 2017, consolidated revenues grew 14% on a local currency basis. Year-to-date consolidated internal revenue growth in local currencies was 1% impacted by a decline in lower margin Outsourcing & Advisory activity in the EMEA region relative to very strong comparatives in the prior year period. Excluding this difference, consolidated internal revenue growth in local currencies was 4%.

Segmented Quarterly Results
The Americas region’s revenues totalled $319.8 million for the second quarter compared to $263.0 million in the prior year quarter, up 22% (23% on a local currency basis). Local currency revenue growth was comprised of 22% growth from recent acquisitions and 1% internal growth. Internal growth for the quarter was impacted by a modest decline in Sales and Lease Brokerage revenues in the US, where transaction volume was flat and average transaction size was down slightly. Adjusted EBITDA was $32.2 million, versus $28.4 million in the prior year quarter, up 14% with the margin impacted by (i) recent investments in people to strengthen operations and add service line capabilities and (ii) revenue mix. GAAP operating earnings were $22.2 million, versus $22.6 million in the prior year period, impacted by amortization of intangible assets acquired in connection with recent acquisitions incurred in the current quarter.

EMEA region revenues totalled $118.8 million for the second quarter compared to $117.2 million in the prior year quarter, up 1% (6% on a local currency basis). Local currency revenue growth was comprised of 6% growth from recent acquisitions and flat internal revenues. Internal revenues were impacted by a decline in Outsourcing & Advisory activity, particularly in France with several large project management assignments in the prior year quarter involving the supply and installation of materials at lower margins than other revenue types. Foreign exchange headwinds with respect to the UK pound sterling negatively affected results on a US dollar reporting currency basis. Adjusted EBITDA was $17.3 million, versus $17.1 million in the prior year quarter. GAAP operating earnings were $11.6 million, versus $11.7 million in the prior year quarter, impacted by acquisition-related costs incurred in the current quarter.

Asia Pacific region revenues totalled $105.1 million for the second quarter compared to $102.1 million in the prior year quarter, up 3% (3% on a local currency basis) all from internal growth, particularly Outsourcing & Advisory revenues. Adjusted EBITDA was $12.9 million, up from $10.5 million in the prior year quarter, benefitting from operating leverage. GAAP operating earnings were $11.4 million, versus $9.1 million in the prior year period.

Global corporate costs as reported in adjusted EBITDA were $2.8 million in the second quarter, relative to $3.1 million in the prior year period. The corporate GAAP operating loss for the second quarter was $4.6 million, relative to $5.8 million in the prior period, with the prior period impacted by restructuring costs related to the consolidation of global leadership to Toronto.

Conference Call
Colliers will be holding a conference call on Tuesday, August 1, 2017 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2017	2016	2017	2016

Net earnings	$25,522	$23,756	$31,029	$27,787
Income tax	12,584	12,861	16,242	15,931
Other income, net	(807)	(1,220)	(2,036)	(1,820)
Interest expense, net	3,279	2,227	6,221	4,591
Operating earnings	40,578	37,624	51,456	46,489
Depreciation and amortization	14,381	10,616	26,408	21,649
Acquisition-related items	3,310	973	7,519	2,045
Restructuring costs	308	2,776	1,040	2,776
Stock-based compensation expense	1,030	806	2,473	2,018
Adjusted EBITDA	$59,607	$52,795	$88,896	$74,977

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2017	2016	2017	2016

Net earnings	$25,522	$23,756	$31,029	$27,787
Non-controlling interest share of earnings	(5,003)	(5,559)	(7,116)	(7,973)
Amortization of intangible assets	7,915	4,792	13,965	10,428
Acquisition-related items	3,310	973	7,519	2,045
Restructuring costs	308	2,776	1,040	2,776
Stock-based compensation expense	1,030	806	2,473	2,018
Income tax on adjustments	(2,456)	(2,548)	(4,466)	(4,239)
Non-controlling interest on adjustments	(885)	(432)	(1,729)	(934)
Adjusted net earnings	$29,741	$24,564	$42,715	$31,908

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2017	2016	2017	2016

Diluted net earnings per common share	$0.28	$0.55	$0.28	$0.37
Non-controlling interest redemption increment	0.25	(0.08)	0.33	0.14
Amortization of intangible assets, net of tax	0.13	0.08	0.22	0.17
Acquisition-related items	0.08	0.02	0.18	0.05
Restructuring costs, net of tax	-	0.04	0.02	0.04
Stock-based compensation expense, net of tax	0.02	0.02	0.06	0.05
Adjusted earnings per share	$0.76	$0.63	$1.09	$0.82

3. Local currency revenue growth rates and internal revenue growth rates

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2017	2016	2017	2016

Revenues	$544,217	$482,536	$967,059	$858,644

Cost of revenues	333,741	294,968	592,612	531,835
Selling, general and administrative expenses	152,207	138,355	289,064	256,626
Depreciation	6,466	5,824	12,443	11,221
Amortization of intangible assets	7,915	4,792	13,965	10,428
Acquisition-related items (1)	3,310	973	7,519	2,045
Operating earnings	40,578	37,624	51,456	46,489
Interest expense, net	3,279	2,227	6,221	4,591
Other income	(807)	(1,220)	(2,036)	(1,820)
Earnings before income tax	38,106	36,617	47,271	43,718
Income tax	12,584	12,861	16,242	15,931
Net earnings	25,522	23,756	31,029	27,787
Non-controlling interest share of earnings	5,003	5,559	7,116	7,973
Non-controlling interest redemption increment	9,686	(3,205)	12,961	5,608
Net earnings attributable to Company	$10,833	$21,402	$10,952	$14,206

Net earnings per common share
Basic	$0.28	$0.55	$0.28	$0.37
Diluted	$0.28	$0.55	$0.28	$0.37

Adjusted earnings per share (2)	$0.76	$0.63	$1.09	$0.82

Weighted average common shares (thousands)
Basic	38,829	38,594	38,775	38,576
Diluted	39,317	38,875	39,212	38,839

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2017	December 31, 2016	June 30, 2016

Assets
Cash and cash equivalents	$122,982	$113,148	$96,682
Accounts receivable	316,985	311,020	291,156
Prepaids and other assets	91,532	82,154	77,605
Current assets	531,499	506,322	465,443
Other non-current assets	56,601	48,860	35,759
Fixed assets	78,048	65,274	63,764
Deferred income tax	66,063	82,252	93,019
Goodwill and intangible assets	628,464	487,563	472,856
Total assets	$1,360,675	$1,190,271	$1,130,841

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$430,726	$483,376	$389,501
Other current liabilities	43,401	24,890	18,375
Long-term debt - current	3,312	1,961	2,200
Current liabilities	477,439	510,227	410,076
Long-term debt - non-current	424,119	260,537	337,297
Other liabilities	69,483	57,609	55,341
Deferred income tax	15,910	14,582	18,937
Redeemable non-controlling interests	137,855	134,803	140,632
Shareholders' equity	235,869	212,513	168,558
Total liabilities and equity	$1,360,675	$1,190,271	$1,130,841

Supplemental balance sheet information
Total debt	$427,431	$262,498	$339,497
Total debt, net of cash	304,449	149,350	242,815
Net debt / pro forma adjusted EBITDA ratio	1.3	0.7	1.2

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2017	2016	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$25,522	$23,756	$31,029	$27,787
Items not affecting cash:
Depreciation and amortization	14,381	10,616	26,408	21,649
Deferred income tax	2,188	3,430	3,366	4,087
Other	7,824	6,864	16,044	8,193
	49,915	44,666	76,847	61,716

Net change from assets/liabilities
Accounts receivable	(21,922)	(38,047)	10,826	11,260
Payables and accruals	23,688	16,359	(121,419)	(84,835)
Other	9,576	4,173	13,767	(4,133)
Contingent acquisition consideration paid	-	-	(301)	-
Net cash provided by (used in) operating activities	61,257	27,151	(20,280)	(15,992)

Investing activities
Acquisition of businesses, net of cash acquired	(21,360)	(9,751)	(51,003)	(46,326)
Purchases of fixed assets	(13,768)	(6,495)	(20,501)	(10,682)
Other investing activities	(6,425)	(7,778)	(17,021)	(13,920)
Net cash used in investing activities	(41,553)	(24,024)	(88,525)	(70,928)

Financing activities
Increase in long-term debt, net	17,215	21	157,352	86,488
Purchases of non-controlling interests, net	(5,594)	(4,257)	(29,876)	(3,637)
Dividends paid to common shareholders	-	-	(1,932)	(1,541)
Distributions paid to non-controlling interests	(6,874)	(5,143)	(10,992)	(10,259)
Other financing activities	(339)	(212)	(400)	978
Net cash provided by (used in) financing activities	4,408	(9,591)	114,152	72,029

Effect of exchange rate changes on cash	1,175	(4,322)	4,487	(4,577)

Increase (decrease) in cash and cash equivalents	25,287	(10,786)	9,834	(19,468)

Cash and cash equivalents, beginning of period	97,695	107,468	113,148	116,150

Cash and cash equivalents, end of period	$122,982	$96,682	$122,982	$96,682

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended June 30

2017
Revenues	$319,829	$118,792	$105,085	$511	$544,217
Adjusted EBITDA	32,204	17,298	12,919	(2,814)	59,607
Operating earnings	22,152	11,634	11,397	(4,605)	40,578

2016
Revenues	$262,964	$117,177	$102,122	$273	$482,536
Adjusted EBITDA	28,360	17,086	10,488	(3,139)	52,795
Operating earnings	22,581	11,747	9,127	(5,831)	37,624

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Six months ended June 30

2017
Revenues	$576,787	$207,814	$181,477	$981	$967,059
Adjusted EBITDA	53,422	20,908	19,160	(4,594)	88,896
Operating earnings	33,629	10,568	16,253	(8,994)	51,456

2016
Revenues	$473,509	$216,092	$168,563	$480	$858,644
Adjusted EBITDA	49,971	16,525	13,770	(5,289)	74,977
Operating earnings	39,538	5,858	11,061	(9,968)	46,489

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500